                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K
                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934



(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended    December 31, 1995
                                  -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from        to
                                    ------    ------
     Commission file number   0-3658

   A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                    The First American Financial Corporation
                              401(k) Savings Plan

   B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

                    The First American Financial Corporation
                             114 East Fifth Street
                          Santa Ana, California  92701

FINANCIAL STATEMENTS
- --------------------

                                                      Page
                                                      ----

   (1)  Report of Independent Accountants              4

   (2)  Consent of Independent Accountants             5

   (3)  Financial Statements of The First
        American Financial Corporation
        401(k) Savings Plan

            Statement of Net Assets Available for
            Plan Benefits, with Fund Information
            as of December 31, 1995                    8

            Statement of Changes in Net Assets
            Available for Plan Benefits, with Fund
            Information for the year ended
            December 31, 1995                          8

            Notes to Financial Statements              9

        Supplemental Schedules:

            Item 27a - Assets held for Investment
            Purposes as of December 31, 1995           13

            Item 27d - Schedule of Reportable
            Transactions for the year ended
            December 31, 1995                          14

SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              The First American Financial Corporation
                              401(k) Savings Plan



Date:  June 28, 1996          /s/ THOMAS A. KLEMENS
                              ----------------------------------------
                                  Thomas A. Klemens

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


To the Participants and
Administration Committee of
The First American Financial Corporation
401(k) Savings Plan



In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of The First American Financial Corporation 401(k) Savings Plan (the Plan) as of December 31, 1995 and the changes in the net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
Costa Mesa, California
June 14, 1996

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-86398) of The First American Financial Corporation of our report dated June 14, 1996 appearing in the Annual Report of The First American Financial Corporation 401(k) Savings Plan on Form 11-K for the year ended December 31, 1995.



PRICE WATERHOUSE LLP
Costa Mesa, California
June 14, 1996

THE FIRST AMERICAN
FINANCIAL CORPORATION
401(k) SAVINGS PLAN
REPORT AND FINANCIAL STATEMENTS DECEMBER 31, 1995

THE FIRST AMERICAN FINANCIAL CORPORATION
401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFOMATION AS OF DECEMBER 31, 1995
- -------------------------------------------------------------------------------

                                                                          FUND INFORMATION
                              --------------------------------------------------------------------------------------------------
                                COMPANY      INTERNATIONAL   SMALL CAP     LARGE CAP                     MONEY
                                 STOCK           STOCK         STOCK         STOCK          BOND         MARKET
                                 FUND            FUND          FUND          FUND           FUND          FUND          TOTAL
                               ----------    -------------   ----------    ----------    ----------    ----------    -----------
Assets:
Cash and cash equivalents      $    2,975    $    8,192      $    2,831    $    3,796    $    2,758    $2,117,049    $ 2,137,601

Investments, at fair value:
  Investment companies          1,944,082     2,370,519       1,902,859     3,165,076     1,467,249                   10,849,785

Receivables:
  Participant contributions        62,372        81,691          64,463       106,898        50,852        72,724        439,000
  Employer contributions            1,807         1,425           1,389         2,373         1,216         2,822         11,032
                               ----------    -------------   ----------    ----------    ----------    ----------    -----------
Total assets                    2,011,236     2,461,827       1,971,542     3,278,143     1,522,075     2,192,595     13,437,418
                               ----------    -------------   ----------    ----------    ----------    ----------    -----------

Liabilities:
  Fees payable                      5,983         7,717           5,983        10,102         5,300         9,689         44,774
                               ----------    -------------   ----------    ----------    ----------    ----------    -----------

Total liabilities                   5,983         7,717           5,983        10,102         5,300         9,689         44,774
                               ----------    -------------   ----------    ----------    ----------    ----------    -----------

Net assets available for
 plan benefits                 $2,005,253    $2,454,110      $1,965,559    $3,268,041    $1,516,775    $2,182,906    $13,392,644
                               ==========    =============   ==========    ==========    ==========    ==========    ===========


              The accompanying notes to financial statements are
                     an integral part of these statements.

THE FIRST AMERICAN FINANCIAL CORPORATION
401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION AS OF DECEMBER 31, 1995
- -------------------------------------------------------------------------

                                                                     Fund Information
                                ----------------------------------------------------------------------------------------------------

                                  Company         International    Small Cap     Large Cap                    Money
                                   Stock             Stock           Stock         Stock         Bond        Market
                                   Fund              Fund            Fund          Fund          Fund         Fund        TOTAL
                               -------------    --------------   ----------    ----------    ----------    ----------  -----------
Additions (deductions) in net
 assets available for plan
 benefits:
  Interest and dividends       $   18,569       $   92,665       $  106,507    $   75,138    $   40,820    $   52,245  $    385,944
  Net appreciation
   (depreciation)
   in fair value of
    investments                   338,026           (5,247)         106,341       333,320        78,228                     850,668

  Contributions by
   participants                 1,488,099        2,216,154        1,590,890     2,565,322     1,279,049     1,974,437    11,113,951
  Contributions by employer       185,786          271,313          185,507       306,637       177,083       325,410     1,451,736
  Benefit payments to
   participants                   (32,466)         (50,535)         (25,935)      (44,943)      (31,964)      (50,151)     (235,994)

  Fees and expenses               (22,341)         (31,484)         (22,441)      (37,469)      (21,121)      (38,805)     (173,661)


  Interfund transfers              29,580          (38,756)          24,690        70,036        (5,320)      (80,230)

Net increase in net
 assets available for plan
  benefits                      2,005,253        2,454,110        1,965,559     3,268,041     1,516,775     2,182,906    13,392,644

Net assets available for plan
 benefits, beginning of year
Net assets available for plan
 benefits, end of year         $2,005,253       $2,454,110       $1,965,559    $3,268,041    $1,516,775    $2,182,906   $13,392,644
                               ==========       ==========       ==========    ==========    ==========    ==========   ===========

              The accompanying notes to financial statements are
                     an integral part of these statements.

THE FIRST AMERICAN FINANCIAL CORPORATION
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   GENERAL
   The First American Financial Corporation 401(k) Savings Plan (the "Plan") is a defined contribution profit sharing plan covering all U.S. employees of The First American Financial Corporation or an eligible subsidiary that has adopted the Plan (the "Company"). An employee is eligible to participate in the Plan if the employee is employed by the Company on the last day of the plan year and has completed at least 1,000 hours of service during the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Although it has not expressed any intention to do so, the Company has the right, under the terms of the Plan, to terminate the Plan subject to ERISA provisions. The Plan is administered by an administrative committee appointed by the Board of Directors of the Company.

   CONTRIBUTIONS
   Employee contributions to the Plan are based upon a percentage of gross pay as designated by each participant. Participants may contribute up to 12% of their annual wages but not more than the applicable limit imposed by the Internal Revenue Service. Contributions are invested based on each participant's election in one or more of the following funds: Company Stock Fund, International Stock Fund, Small Cap Stock Fund, Large Cap Stock Fund, Bond Fund, and Money Market Fund.

   The Company makes matching contributions of 50% of the first $500 of a participant's contributions each year and the Company may make profit sharing contributions which would be determined by the Company's Board of Directors.

   PARTICIPANTS' ACCOUNTS
   Each participant's account is credited with the participant's contributions, Company matching contributions, any profit sharing contributions and any Plan earnings.

   VESTING
   All participant and Company contributions are fully vested at all times.

   BENEFIT PAYMENTS
   Participants or beneficiaries may elect to withdraw benefits upon termination of employment, retirement, permanent disability, or death. Other withdrawals from the Plan can be made under certain circumstances.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING
   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

   VALUATION OF INVESTMENTS
   Investments in collective investment funds and common stock are stated at market value determined by quoted market prices in an active market.

   INVESTMENT INCOME
   Dividend and interest income are recorded as earned. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of investments.

THE FIRST AMERICAN FINANCIAL CORPORATION
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

   USE OF ESTIMATES

   Certain amounts and disclosures included in the financial statements of the Plan require management to make estimates which could differ from actual results.


3. INVESTMENT OPTIONS

   Plan participants may choose among six investment options:

   .   Money Market Fund - This fund invests in cash equivalents and money
       -----------------
       market investments initially through the Fidelity U.S. Treasury Income Portfolio. The fund's objective is to obtain current income while preserving capital and maintaining liquidity.

   .   Bond Fund - This fund invests in intermediate-term maturity government
       ---------
       bonds initially through the Vanguard Admiral Intermediate-Term U.S. Treasury Portfolio. The fund's objective is to preserve initial principal and accrued interest, and obtain current income.

   .   Large Cap Stock Fund - This fund invests in stocks of large U.S.
       --------------------
       companies initially through the Fidelity Advisor Growth Opportunities Fund. The fund's objective is to seek returns from capital growth and dividends of stocks of larger U.S. companies.

   .   Small Cap Stock Fund - This fund invests in stocks of small U.S.
       --------------------
       companies initially through the Federated Mini-Cap Fund. The fund's objective is to seek maximum long-term return from a combination of capital growth and dividend income.

   .   International Stock Fund - This fund invests in stocks of non-U.S.
       ------------------------
       companies initially through the Templeton Foreign Fund. The fund's objective is to seek long-term growth opportunities in non-U.S. stocks.

   .   Company Stock Fund - This fund invests in shares of First American
       ------------------
       Financial Corporation common stock ("Company Stock") and such other assets, awaiting investment in Company Stock, as the plan trustee considers advisable. The plan trustee may purchase shares of Company Stock for the fund from the Company or on the open market. If purchased from the Company, Company Stock is valued at its closing price on the day the stock was purchased or, if no sales of Company Stock occurred on the open market that day, on the next preceding day when the Company Stock was traded.


4. TAX STATUS

   The Company has applied for but not received a determination letter from the United States Treasury Department concerning the qualification of the Plan for tax-exempt status under Section 401(a) of the Internal Revenue Code and for exemption from federal income taxes under the provisions of Section 501(a).

   The Plan sponsor believes that the Plan will qualify under applicable provisions of the Internal Revenue Code and will thereby be exempt from federal income taxes.

THE FIRST AMERICAN FINANCIAL CORPORATION
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

5. ADMINISTRATIVE EXPENSES

   Expenses incurred by the Plan for accounting and administration are borne partially by the Plan's sponsor and partially by the Plan. For the year ended December 31, 1995, fees paid by the Plan amounted to $173,661, and fees paid by the Plan's sponsor totalled $134,375.

                   THE FIRST AMERICAN FINANCIAL CORPORATION

                              401(K) SAVINGS PLAN

                            SUPPLEMENTAL SCHEDULES

THE FIRST AMERICAN FINANCIAL CORPORATION
401(k) SAVINGS PLAN

SCHEDULE 1 - ITEM 27A ASSETS HELD FOR INVESTMENT PURPOSES
- -------------------------------------------------------------------------------

                                              DESCRIPTION OF INVESTEMENT,                      CURRENT VALUE
IDENTITY OF ISSUE, BORROWER, LESSOR,        MATURITY DATE, RATE OF INTEREST,                   AT DECEMBER 31,
        OR SIMILIAR PARTY                  COLLATERAL, PAR OR MATURITY VALUE         COST           1995
- ------------------------------------       ---------------------------------     -----------   ---------------
Investment Companies
- --------------------
  Templeton Foreign Fund, Class I                   258,226 shares                $2,382,175      $2,370,519

  Federated Mini Cap Fund                           141,898 shares                 1,801,511       1,902,859

  Fidelity Adv Growth Opportunity Fund              100,034 shares                 2,840,433       3,165,076
     Class A

  Vanguard Admiral Intermediate-Term                137,512 shares                 1,392,106       1,467,249
                                                                                  ----------       ----------
     U.S. Treasury Portfolio

        Total investment companies                                                $8,416,225      $8,905,703

U.S. Corporation Common Stock
- -----------------------------
  First American Financial Corporation*      72,676 shares, common stock          $1,614,781      $1,944,082

Cash and Short-Term Investments
- -------------------------------
  Fidelity U.S. Treasury Income Portfolio    2,114,771 units, par value           $2,114,771      $2,114,771




*  Party-in-interest.

THE FIRST AMERICAN FINANCIAL CORPORATION
401(k) SAVINGS PLAN

SCHEDULE II - ITEM 27D SCHEDULE OF REPORTABLE TRANSACTIONS
- --------------------------------------------------------------------------------

                                                                                   EXPENSE                  CURRENT VALUE    NET
                                                                                  INCURRED                   OF ASSET ON   REALIZED
IDENTIY OF PARTY         DESCRIPTION         PURCHASE     SELLING     LEASE         WITH          COST       TRANSACTION    GAIN
    INVOLVED              OF ASSET             PRICE       PRICE      RENTAL     TRANSACTION    OF ASSET        DATE       (LOSS)
- ----------------------   ---------------     ----------   --------   ---------   -----------   -----------  -------------  -------

Templeton                Templeton           $2,429,407                                        $2,429,407    $2,429,407
                         Foreign Fund

Templeton                Templeton                        $146,306                                139,897       146,306     $6,409
                         Foreign Fund

Federated Investment     Federated Mini       1,755,758                                         1,755,758     1,755,758
Counseling               Cap Fund

Federated Investment     Federated Mini                     65,747                                 60,754        65,747      4,993
 Counseling              Cap Fund

Fidelity Management and  Fidelity Adv Growth  2,850,474                                         2,850,474     2,850,474
 Research Company        Opportunity Fund

Fidelity Management and  Fidelity Adv Growth                93,856                                 85,182        93,856      8,674
 Research Company        Opportunity Fund

The Vanguard Group       Vanguard Admiral     1,478,639                                         1,478,639     1,478,639
                         Intermediate-Term
                         U.S. Treasury
                         Portfolio

The Vanguard Group       Vanguard Admiral                   89,619                                 86,534        89,619      3,085
                         Intermediate-Term
                         U.S. Treasury
                         Portfolio

Fidelity Management and  Fidelity U.S.        2,306,948                                         2,306,948     2,306,948
 Research Company        Treasury Income
                         Portfolio

Fidelity Management and  Fidelity U.S.                     192,177                                192,177       192,177
  Research Company       Treasury Income
                         Portfolio

The First American       Common stock         1,690,244                                         1,690,244     1,690,244
  Financial Corporation

The First American       Common stock                       84,031                                 75,307        84,031      8,724
  Financial Corporation





Note - Under ERISA, a reportable transaction is a transaction or series of transactions during the period that involves more than 5% of the fair value of plan assets at the beginning of the period.